EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

1-13406

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

August 27, 2002

Administradora de Fondo de Pensiones Provida S.A.

(Exact name of registrant as specified in its charter)

Provida Pension Fund Administrator

(Translation of registrant's name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Administradora de Fondo de Pensiones Provida S.A.

TABLE OF CONTENTS

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
(In thousands of constant Chilean pesos of March 31, 2002 and thousands of U.S. dollars)

	At March, 2001 ThCh$	At March, 2002 ThCh$	2002 ThUS$ (unaudited)
ASSETS			
Cash	681,758	372,452	568
Time deposits	146,460	353,792	539
Marketable securities	531,702	4,315,390	6,579
Receivables from Pension Fund	264,201	459,303	700
Receivables from Insurance companies	219,003	592,481	903
Receivables from State	51,414	33,059	51
Notes and account receivables from related companies	1,291,580	2,078,354	3,169
Commissions receivable	306,031	8,615	13
Miscellaneous Debtors (net)	1,259,232	1,005,025	1,532
Accounts receivable	87,795	70,307	107
Inventories (net)	55,063	51,496	79
Recoverable Taxes	1,942,729	-	-
Prepaid expenses	271,611	68,326	104
Deferred Taxes	217,331	205,858	314
Other Current Assets	101,756	101,103	154
TOTAL CURRENT ASSETS	**7,427,666**	**9,715,561**	**14,812**
Investment Reserve - Fund type 1	68,141,960	75,207,620	114,663
Investment Reserve - Fund type 2	30,110	83,095	127
TOTAL INVESTMENT RESERVE	**68,172,070**	**75,290,715**	**114,790**
Lands	4,539,563	4,543,328	6,927
Buildings and Construction	16,457,677	16,471,327	25,113
Equipment, furnitures and fixtures	2,578,836	2,588,405	3,946
Other Fixed Assets	6,230,454	7,017,633	10,699
(Less) Depreciation	(6,014,487)	(7,108,255)	(10,837)
PROPERTY, PLANT AND EQUIPMENT, NET	**23,792,043**	**23,512,438**	**35,848**
Investment in related companies	14,913,966	14,715,783	22,436
Goodwill (net)	84,365,823	81,245,889	123,869
Other	960,456	950,214	1,449
TOTAL OTHER ASSETS	**100,240,245**	**96,911,886**	**147,754**
TOTAL ASSETS	**199,632,024**	**205,430,600**	**313,204**

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
(In thousands of constant Chilean pesos of March 31, 2002 and thousands of U.S. dollars)

	At March,		
LIABILITIES	**2001** ThCh$	**2002** ThCh$	**2002** ThUS$ (unaudited)
Bank Borrowings	6,551,587	3,680,354	5,611
Notes and accounts payable to related companies	5,570,985	6,454,033	9,840
Trade accounts payable	1,188,583	885,648	1,350
Collections to clear	82,572	70,613	108
Repayment to employer and afilliates by excess payments	149	-	-
Accounts payable to National Health Care Fund	63,831	412,212	628
Accounts payable to Insurance Companies	1,473,779	322,591	492
Pensions Payable	32,342	47,180	72
Dividends Payable	115,729	124,342	190
Provisions	1,877,958	2,928,481	4,465
Withholdings	621,788	857,481	1,307
Withholdings to pensioners	839,531	920,822	1,404
Income tax	-	84,801	129
Deferred tax	33,960	238,214	363
Other Current Liabilities	105,048	86,701	132
TOTAL CURRENT LIABILITIES	**18,557,842**	**17,113,473**	**26,091**
Bank borrowings	9,725,038	6,479,064	9,878
Accounts payable to related companies	13,520,137	8,037,323	12,254
Other long-term liabilities	5,125,791	3,935,980	6,001
TOTAL LONG-TERM LIABILITIES	**28,370,966**	**18,452,367**	**28,133**
MINORITY INTEREST	**31**	**46**	**0**
Paid-in Capital	80,694,534	81,166,892	123,749
Price-level restatement	80,694	(324,668)	(495)
Additional Paid-in Capital	115,995	116,091	177
Other reserves	1,184,860	3,070,750	4,682
Accumulated deficit in development stage	(8,151,123)	(4,372,488)	(6,666)
Accumulated earnings	70,926,229	80,830,088	123,235
Net income for the period	7,851,996	9,378,049	14,298
TOTAL SHAREHOLDERS' EQUITY	**152,703,185**	**169,864,714**	**258,979**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**199,632,024**	**205,430,600**	**313,203**

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARY

STATEMENTS OF INCOME
(In thousands of constant Chilean pesos of March 31, 2002 and thousands of U.S. dollars)

	At March 31,		
	2001 ThCh$	**2002** ThCh$	**2002** ThUS$ (unaudited)
TOTAL OPERATING REVENUE	**25,356,907**	**27,385,247**	**41,752**
Fee income	21,841,964	22,697,507	34,605
Gain of mandatory investment	1,665,705	2,112,024	3,220
Gain in investment in custody company	15,425	12,800	20
Other operating revenues	1,833,813	2,562,916	3,907
TOTAL OPERATING EXPENSES	**(17,519,923)**	**(18,315,593)**	**(27,924)**
Administrative personnel remuneration	(3,755,095)	(4,004,611)	(6,106)
Sales personnel remuneration	(2,510,089)	(1,702,140)	(2,595)
Director's remuneration	(42,505)	(46,614)	(71)
Marketing expenses	(336,140)	(134,903)	(206)
Data processing expenses	(155,978)	(149,352)	(228)
Administrative expenses	(1,592,169)	(1,758,457)	(2,681)
Depreciation for the period	(356,339)	(398,429)	(607)
Life and disability Insurance	(8,485,236)	(9,787,610)	(14,922)
Other Operating expenses	(286,372)	(333,477)	(508)
OPERATING REVENUE	**7,836,984**	**9,069,654**	**13,828**
NON OPERATING RESULTS:			
Gain on investments	177,130	318,927	486
Equity in gain of affiliated companies	2,728,378	2,490,322	3,797
Other non operating income	24,106,601	145,182	221
Price-level restatement	668,269	477,951	729
Amortization of goodwill	(18,424,884)	(1,200,099)	(1,830)
Interest expense	(1,185,811)	(550,375)	(839)
Other non operating expenses	(94,522)	(50,623)	(77)
NON OPERATING REVENUE	**7,975,161**	**1,631,285**	**2,487**
Income before income tax and minority interest	**15,812,145**	**10,700,939**	**16,315**
Income tax	(7,960,145)	(1,322,886)	(2,017)
Consolidated income	**7,852,000**	**9,378,053**	**14,298**
Minority interest	(4)	(4)	-
NET INCOME FOR THE PERIOD	**7,851,996**	**9,378,049**	**14,298**

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARY

STATEMENTS OF CASH FLOWS
(In thousands of constant Chilean pesos of March 31, 2002 and thousands of U.S. dollars)

	For the three months ended at March 31,		
	2001	**2002**	**2002**
	ThCh$	ThCh$	ThUS$ (unaudited)
Fees income	21,536,686	23,507,781	35,840
Gain on investments	12,969	46,805	71
Dividends and other income	-	-	-
Other operating income	247,811	958,034	1,461
TOTAL OPERATING REVENUE	**21,797,466**	**24,512,620**	**37,372**
Remunerations	(7,528,385)	(6,883,458)	(10,495)
Marketing expenses	(88,980)	(139,926)	(213)
Data processing expenses	(108,967)	(213,599)	(326)
Administrative expenses	(1,261,573)	(1,516,401)	(2,312)
Life and disability insurance	(6,728,082)	(11,528,329)	(17,576)
Proceeds from other operating expenses	(372,530)	(613,561)	(935)
TOTAL OPERATING EXPENSES (LESS)	**(16,088,517)**	**(20,895,274)**	**(31,857)**
NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	**5,708,949**	**3,617,346**	**5,515**
Bank borrowings	81,425,668	7,228,221	11,020
Accounts payable to related companies	-	(1,494,489)	(2,278)
Payments of bank borrowings	(114,862,046)	(11,945,230)	(18,212)
Dividends payable	(8,555)	(11,158)	(17)
Other	-	11,870	18
NET CASH PROVIDED BY FINANCING ACTIVITIES	**(33,444,933)**	**(6,210,786)**	**(9,469)**
Sales of marketable securities	6,861	17,602	27
Sales of investment reserve	510,861	681,138	1,038
Sales of fixed assets	-	71,316	109
Sales of investment in related companies and other companies	29,836,772	5,304,828	8,088
Collection of accounts receivable from related companies	139,653	2,229,951	3,400
Other revenues from investments	443,695	251,926	384
Purchase of marketable securities	(1,087,650)	(243,207)	(371)
Purchase of investment reserve	(720,784)	(776,951)	(1,185)
Additions to Premises and equipment	(1,371,233)	(339,293)	(517)
Investments in affiliated companies and other companies	-	(306,136)	(467)
Loans granted to related parties	(14,854)	(726,270)	(1,107)
Other	(1,316)	(644)	(1)
NET CASH PROVIDED FROM INVESTING ACTIVITIES	**27,742,005**	**6,164,260**	**9,398**

(Continued)

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARY

STATEMENTS OF CASH FLOWS
(In thousands of constant Chilean pesos of March 31, 2002 and thousands of U.S. dollars)

	At March 31,		
	2001	**2002**	**2002**
	ThCh$	ThCh$	ThUS$ (unaudited)
NET INCREASE IN CASH AND CASH EQUIVALENTS:	6,021	3,570,820	5,444
EFFECT OF CHANGES IN THE PURCHASING POWER OF THE CHILEAN PESOS ON CASH AND CASH EQUIVALENTS	(5,964)	104,032	159
CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD	1,359,863	972,912	1,483
CASH AND CASH EQUIVALENTS - END OF THE PERIOD	**1,359,920**	**4,647,764**	**7,086**
DETAIL OF CASH AND CASH EQUIVALENTS BEGINNING AND END OF THE PERIOD			
CASH - BEGINNING OF THE PERIOD	**1,359,863**	**972,912**	**1,483**
Cash	364,072	668,763	1,020
(Net)Time deposits	151,021	165,237	252
(Net) Marketable securities	844,770	138,912	212
CASH- END OF THE PERIOD	**1,359,920**	**4,647,764**	**7,086**
Cash	681,758	372,452	568
(Net)Time deposits	146,460	138,047	210
(Net) Marketable securities	531,702	4,137,265	6,308
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FOR THE PERIOD	**57**	**3,674,852**	**5,603**

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARY

STATEMENTS OF CASH FLOWS
(In thousands of constant Chilean pesos of March 31, 2002 and thousands of U.S. dollars)

	At March 31,		
	2001	2002	2002
	ThCh$	ThCh$	ThUS$ (unaudited)
RECONCILIATION BETWEEN NET INCOME AND OPERATING CASH FLOW			
Income for the period	7,851,996	9,378,049	14,298
ADJUSTMENTS TO RECONCILE NET INCOME FOR THE PERIOD TO NET CASH PROVIDED BY OPERATING ACTIVITIES	**26,146,923**	**(3,659,898)**	**(5,580)**
Depreciation and Amortization for the period	18,781,224	1,598,528	2,437
Loss on investment reserve	(1,665,705)	(2,112,024)	(3,220)
Accrued fee income	(305,278)	(810,274)	(1,236)
Life and disability insurance expenses	4,103,324	(533,377)	(813)
Equity in gain of affiliated companies	(2,743,803)	(2,503,122)	(3,816)
Taxes	7,960,154	1,322,886	2,017
Minority interest	4	4	-
Price-level restatement	(668,269)	(477,951)	(729)
Other operating funds	685,272	(144,568)	(220)
DECREASE (INCREASE) IN CURRENT ASSETS	**(1,387,581)**	**2,542,761**	**3,877**
Accounts receivable from Pension Fund, Insurance companies and state	(93,923)	(643,062)	(980)
Fee receivable	(306,031)	1,745,110	2,661
Notes receivable and miscellaneous debtors	464,079	851,326	1,298
Inventories (net), recoverable taxes, prepaid expenses and deferred taxes	(1,375,678)	581,066	886
Other current assets	(76,028)	8,321	13
INCREASE (DECREASE) IN CURRENT LIABILITIES	**(26,902,389)**	**(4,643,566)**	**(7,080)**
Notes payable, accounts payable and miscellaneous creditors	(25,537,599)	(321,709)	(491)
Accrued collections to employers and affiliated for payments in excess	336	(4,563)	(7)
Accounts payable to National Health Care, Pension Fund, Insurance companies	176,770	(3,582,649)	(5,462)
Pensions payable	14,230	2,982	4
Income received in advance	-	-	-
Short-term provisions, withholdings, withholdings on pensioners, income tax	(1,582,028)	(734,852)	(1,120)
Other current liabilities	25,902	(2,775)	(4)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**5,708,949**	**3,617,346**	**5,515**

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In millions of constant Chilean pesos of March 31, 2002)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. General - The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile ("Chilean GAAP") as supplemented by regulations issued by the Superintendencia de Administradoras de Fondos de Pensiones (Superintendency of Pension Fund Administrators - "SAFP").

b. Basis of Consolidation - The consolidated financial statements include the accounts of Administradora de Fondos de Pensiones Provida S.A. ("Provida") and its 99.999% owned subsidiary, Provida Internacional S.A.. All significant transactions and balances between the companies are eliminated in consolidation.

c. Regulation and Industry Segment - The sole object of Provida is to administrate Fondos de Pensiones Provida ("the Pension Funds Types 1 and Type 2"), a defined contribution pension funds, in accordance with Decree Law 3,500 and modifications. Accordingly, Provida is regulated by the SAFP. As of 1995, in accordance with Laws 19031 and 18576, Provida is allowed to create subsidiaries and to invest in companies that act as depositaries of securities.

d. Price-Level Restatements - All amounts in the financial statements and notes are expressed in constant Chilean pesos of March 31, 2002 purchasing power, unless otherwise stated.

The financial statements have been price-level restated in accordance with accounting principles generally accepted in Chile in order to reflect the effect of the changes in the purchasing power of the Chilean peso during each period. For this purpose, shareholders' equity and non-monetary assets and liabilities and the income statement amounts have been restated in terms of period-end constant Chilean pesos. The resulting net charge to income arises as a result of the gain or loss in purchasing power from the holding of monetary assets and liabilities exposed to the effects of inflation.

In accordance with Chilean GAAP, the restatements were calculated based on the official Consumer Price Index published by the National Institute of Statistics which was 0.38% and 0.14% for the periods ended March 31, 2002 and 2001, respectively.

For comparative purposes, the financial statements as of March 31, 2001 have been restated in terms of constant Chilean pesos of March 31, 2002 purchasing power. The restatement does not change the prior periods' statements in any way except to update the amounts to constant Chilean pesos of March 31, 2002 purchasing power.

Such price-level restatements do not purport to present appraised or replacement values and are only intended to restate all non-monetary financial statement amounts in terms of Chilean pesos of the same purchasing power and to include in net income for each period the net loss or gain resulting from the holding of monetary assets and liabilities exposed to the effects of inflation.

e. Foreign Currency - Foreign currency assets and liabilities are translated into Chilean pesos at the observed (inter-bank) rate reported by the Central Bank of Chile at the end of each period. The rates are as follows, expressed in historical Chilean pesos per United States dollar:

March 31, 2001	Ch$594.97
March 31, 2002	Ch$655.90

f. Financial Investments - Marketable securities principally comprise debentures, mortgage-backed bonds, and index-linked notes that have been classified as of investment grade for pension funds and are stated at fair values as defined by the SAFP. Unrealized gains and losses are included in earnings.

Bank time deposits are stated at cost plus accrued interest and indexation.

Investments in Mutual Fund's units are stated at the unit value at the end of the period.

Investments in the Pension Fund's units are stated at the unit value at the end of the period.

g. Property, Plant and Equipment - Fixed assets have been valued at cost plus price-level restatement. Depreciation is calculated using the straight - line method over the estimated useful lives of the assets.

Assets acquired under finance leases are accounted for in the same manner as the purchase of a fixed asset, recording the total liability and the interest on the accrual basis. These assets are not legally owned by the Company until it exercises its purchase option.

h. Investments in Related Companies - Investments in related companies are recorded using the equity method of accounting, if Provida can exercise significant influence over the affiliate. Under Chilean GAAP, such significant influence is presumed when the investment represents more than 10% of the investee's outstanding shares. Accordingly, investments are recorded using the equity method when they represent more than 10% but less than 50% of the voting stock of the investee. The excess of cost over the value of assets acquired is amortized over the estimated periods of return of the investments, which do not exceed twenty years.

i. Goodwill - The excess of cost over the book value of assets acquired is recorded as goodwill and is amortized over the estimated periods of return on such investments, which does not exceed twenty years.

j. Income Tax - The annual accrual and expense for income tax is determined in conformity with current tax legislation in Chile. As established by Chilean GAAP, Provida has to recorded the effects of deferred taxes resulting from timing differences between income as reported in the financial statements and as reported for tax purposes.

k. Revenue Recognition - Fee income receivable from the Pension Fund is recognized when all the activities relating to the administration of the Pension Fund that give rise to the right to charge a fee have been completed. In accordance to instructions issued by the SAFP, no fee income is recognized on such of the Pension Fund's individual accounts that have not been updated at the end of the accounting period.

l. Employee Vacations - Provida accounts for the cost of employee vacations on the accrual basis.

m. Convenience Translation to US Dollars (unaudited) - Provida maintains its accounting records and prepares its financial statements in Chilean peso, the currency of the country in which the Company is incorporated and operates. The translation of Chilean peso amounts into U.S. dollar amounts have been made solely for the convenience of readers outside Chile. The Chilean pesos amounts have been translated at the current exchange rate in effect at March 31, 2002 (Ch$655.90 = US$1). Such translations should not be construed as a representation that Chilean peso amounts could be converted into U.S. dollars at the above or any other rate.

n. Cash and Cash Equivalents - For purpose of the statement of cash flows cash and cash equivalents include cash and time deposits with matures within 90 days.

2. FINANCIAL INVESTMENTS

Provida must achieve a minimum return on the Pension Funds assets (Type 1 and Type 2), as required by Decree Law 3,500, or make up any shortfall. To guarantee this contingent liability, Provida must maintain investments equivalent to 1% of the amount of such Pension Funds.

At March 31, 2001, the reserve was composed of 6,778 thousand units of the Pension Fund (type 1 & 2) which equaled Ch$68,172 million. At March 31, 2002, the reserve was composed of 6,976 thousand units of the Pension Fund Type 1 which equaled Ch$75,208 million and 7 units of the Pension Fund Type 2 which equaled Ch$83 million, respectively.

Financial investments are as follows:

	At March 31, 2001	At March 31, 2002
	MCh$	MCh$
Marketable securities:		
Times deposits	146	354
Bonds issued by corporations	41	17
Mutual funds	208	4,099
Notes issued by financial institutions	16	19
Mortgage-backed bonds	267	180
Total	678	4,669
Mandatory Investments:		
Pension Fund Type 1	68,142	75,208
Pension Fund Type 2	30	83
Total	68,172	75,291

3. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment comprise the following:

	At March 31, 2001	At March 31, 2002
	MCh$	MCh$
Land	4,539	4,543
Buildings	16,458	16,471
Equipment, furniture and fixtures	2,579	2,588
Others	6,230	7,018
Accumulated depreciation	(6,014)	(7,108)
Property, plant and equipment - net	23,792	23,512

4. INVESTMENTS IN RELATED COMPANIES

Investments in related companies comprise the following:

	At March 31,					
	Participation		Book value		Equity in gain (loss)	
	2001	2002	2001	2002	2001	2002
	%	%	MCh$	MCh$	MCh$	MCh$
AFPC Porvenir, Colombia	20.00	20.00	6,050	7,211	1,963	1,984
Afore Bancomer, Mexico	7.50	7.50	5,684	2,808	16,861	19,801
Afore Profuturo GNP (Mexico)						
AFP Horizonte (Perú)	15.87	15.87	1,256	1,536	2,876	3,258
AFP Crecer (El Salvador)	19.00	19.00	1,409	2,459	391	863
AFP Génesis (Ecuador)	25.00	*	174		57	
Servicios de Adm. Previsional S.A.	37.80	37.80	166	152	(94)	(194)
SAFC de Chile S.A.		37.80		306		
Total			14,739	14,472	22,054	25,712
Inversiones DCV	23.14	23.14	175	244	67	86
Total investments			14,914	14,716	22,121	25,798

* In the current financial statements, the investment in AFP Genesis is presented consolidated.

5. SHAREHOLDERS' EQUITY

Changes in shareholders' equity accounts during the three-month period ended March 31, 2001 and 2002, are as follows (in historical amounts, with restatements of ending balances for comparative purposes):

	Paid-in capital MCh$	Price level restatement MCh$	Aditional paid-in capital MCh$	Others reserves MCh$	Retained earnings MCh$	Accumulated deficit in development MCh$	Net income for the period MCh$	Interim dividends MCh$	Total shareholders equity MCh$
Balances, December 31, 2000	78,726		113	867	43,838	(7,691)	30,372	(5,083)	141,142
Transfer of 2000 net income					25,289		(30,372)	5,083	-
Dividend									-
Accumulated deficit									-
in development period						24			24
Amortization									-
Cumulative translation									-
adjustment of foreign affiliates				289		(277)			12
Price Level Restatement		79			69	(8)			140
Net Income for the period							7,660		7,660
Balance as of March 31, 2001	78,726	79	113	1,156	69,196	(7,952)	7,660	-	148,978
Restated to constant Chilean pesos of March 31, 2002	80,695	81	116	1,185	70,926	(8,151)	7,852	-	152,703
Balances, December 31, 2001	81,167		117	2,892	56,564	(4,365)	32,359	(7,769)	160,965
Transfer of 2001 net income					24,590		(32,359)	7,769	-
Dividend									-
Accumulatd deficit									-
in development period				191		(21)			170
Amortization									-
Price Level Restatement		(325)	(1)	(12)	(324)	14			(648)
Net Income for the Period							9,378		9,378
Balances, March 31, 2002	81,167	(325)	116	3,071	80,830	(4,372)	9,378	-	169,865

Common stock: Provida's subscribed and paid-in capital is represented by 331,316,623 no-par-value common shares.

Dividends: Dividends may only be paid out of earned income as determined in accordance with Chilean GAAP. Unless the General Meeting of Shareholders resolves otherwise by the unanimous vote of all issued shares, Chilean law requires that Provida distribute as cash dividends at least 30% of the net income of the preceding year. The Board of Directors determined that, subject to annual review, dividends will be in an amount equal to 30% up 80% of each year's net income.

Deficit in development: Corresponds to the organization and start-up expenses incurred by the foreign affiliated companies. Such expenses were recorded in equity following instructions issued by the SAFP. The deficit originated in each affiliated company is amortized with the net income generated by the corresponding foreign affiliated companies.

6. FEE INCOME

Provida receives fee income from the Pension Funds for the services it provides. Fees are charged only when there is a deposit in an affiliate's account. From January to March 2001 and 2002, the fixed fee on each account was Ch$390 per month, and the variable fee was 2.25 % from January to March 2001 and 2002, except for affiliates who do not qualify for the life and disability insurance who are subject to a variable fee of 1.4% per month for the periods ended March 31, 2001 and 2002.

Fee income received comprises the following (expressed in historical pesos plus price-level restatement of the balances to constant Chilean pesos of March 31, 2002):

	Fund Type 1 Period ended March 31,		**Fund Type 2 Period ended March 31,**	
	2001 MCh$	**2002** MCh$	**2001** MCh$	**2002** MCh$
Fixed fees	1,458	1,467		
Variable Fees:				
Dependent affiliates	19,899	20,669	1	3
Self-employed affiliates	339	392		
Affiliates who do not qualify for insurance	25	25		
Variable Fees on programmed retirements and temporaly pensions	181	191	1	1
Fees refunded	(41)	(43)		
Price-level restatement	(21)	(8)		
Totals	21,840	22,693	2	4

7. INCOME TAX

Income taxes have been charged to income as follows:

	Period ended march 3	
	2001	**2002**
	MCh$	MCh$
Provision for first category income taxes	4,321	1,178
Recoverable 1st category income taxes	(1,531)	
Tax expenses for foreingn investments	7,459	
Deferred income tax	2,007	
Deferred income tax arising from application of Technical Bulletin 60		(34)
Amortization of complementary accounts		149
Provision for first category income taxes Genesis - Ecuador		29
Credit to provision for first category income taxes	(4,296)	
Impuesto unico especial		1
Income tax	7,960	1,323

8. PRICE-LEVEL RESTATEMENT

Price-level restatement (monetary correction), described in Note 1d, charged (credited) to income is as follows:

	Period ended March 31	
	Debit (credit)	
	2001	**2002**
	MCh$	MCh$
Shareholders' equity	144	(648)
Current assets	(875)	292
Other assets	(8)	(8)
Premises and equipment	(31)	120
Liabilities	101	(206)
Accumulated depreciation	6	(26)
Income statement amounts	(5)	(2)
Net loss from changes in the purchasing power of the Chilean peso	(668)	(478)

For practical reasons, the price-level restatement of trading and reserve securities is not computed separately from the holding gain or loss on such securities and is included in such gain or loss. Accordingly, the net loss from changes in purchasing power of the currency does not include the gain that would have been separately recognized if monetary correction on trading and reserve securities had been computed separately prior to restating trading securities to fair values and Pension Funds units to period-end values.

9. RELATED PARTY TRANSACTIONS

Provida has transactions with companies that are under common ownership (BBVA Pensiones Chile S.A.) and other related companies.

Significant transactions with related companies in the three months period ended March 31, 2001 and 2002 are summarized as follows:

	Amount of transactions		**Effect on income Gain (loss)**	
	2001 MCh$	**2002** MCh$	**2001** MCh$	**2002** MCh$
Related party and type of transaction				
BBVA Pensiones Chile S.A.:				
Borrowings	18,634	14,136	(292)	(238)
Rental	8	8	8	8
Bhif Corredores de Bolsa:				
Financial services	10	13	(10)	(13)

10. COMMITMENTS AND CONTINGENCIES

a. Disability, Survivors' and Annuity Pensions - Annuities or pensions payable under life and disability insurance that were granted prior to 1988 are the responsibility of the insurance company that granted those benefits. If the insurance company fails to meet its contractual obligations, the State will guarantee those pensions on the basis of certain minimum incomes. For annuities or pensions that exceed those minimums, the State guarantee will cover approximately 75% of the excess and Provida will have to cover the balance.

In the event that the insurance company, were to default on its obligations, Provida's maximum contingency would be approximately MCh$19,983 at March 31, 2002. This contingency is estimated on the basis of a life expectancy of 28 years for pensioners, a 5% a year discount rate and the State guarantee described above. The pensioners' claims against the insurance company would be privileged.

b. Insurance Contracts - Provida purchased life and disability insurance from Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A. until September 30, 1993; from Aetna Chile Seguros de Vida S.A., until July 31, 2001 and from ING Seguros de Vida S.A. thereafter. The policies establish that the stated premiums will be adjusted based on formulas that take into account the actual rate of claims received and monthly and advances of financial income from insurance companies.

Provida has received refunds from Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A. and Aetna Chile Seguros de Vida S.A. on the following disability and survivors' insurance policies:

	Period ended March 31,	
	2001	**2002**
	MCh$	MCh$
Contract period:		
August 1993-July 1995	178	0
August 1995-July 1997	1,341	338
August 1997-July 1999	(1,637)	1,317
August 1999-July 2001	(85)	(6,684)
Total rebates	(203)	(5,029)

Additional settlements on the Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A. contracts are due on June 30 of each year through June 30, 2004. Additional settlements on Aetna Chile Seguros de Vida S.A. provides for partial settlements through March 31, 2006. The current contract with ING Seguros de Vida S.A. provides for partial settlements through March 31, 2008. The amounts to be received cannot be determined currently.

c. Lawsuits - Provida is subject to certain claims and is a party to certain legal proceedings incidental to the normal course of its business. Provida does not believe that liabilities related to such claims and proceedings are likely to have, in the aggregate, a material effect on its financial condition or results of operations.

In 1993, 1995 and 1997 the labor union which represents certain Provida employees filed actions against Provida on behalf of the union members during 1990, 1991, 1992, 1993, 1994 and 1995. The action, which was filed in the Labor Court of Santiago, alleges certain miscalculations of payment of legally and contractually required profit sharing in those periods. Provida believes that the actions are without merit and that it has meritorious defenses to such claims and has been vigorously defending against the claims in such action.

Provida has initiated lawsuit against Banco del Estado de Chile, claiming damages for the losses suffered by Provida and the Pension Fund when the banks in 1986 made extraordinary amortizations of mortgage-backed bonds in violation of the applicable legal and contractual statutes. In a subsidiary action, Provida filed a demand for payment based on Law No.18,010.

d. Derivative financial instruments - Provida has future assets contract or foreign exchange insurance outstanding for MCh$ 25 at March 31, 2002 in order to hedge the risk of variations in the U.S. dollar exchange rate which affects its U.S. dollar-denominated liabilities.

Market value gains or losses on the future contracts are recognized and the resulting credit or debits offsets foreign exchange losses or gains on those liabilities. These contracts have meant the recognition of an income of MCh$99 for the period ended March 31, 2002 (income of MCh$177 in 2001).

e. Sales of Afore Profuturo - On December 21, 2000, Provida Internacional S.A. agreed to celebrate a contract with Grupo Nacional Provincial Pensiones S.A. de C.V. de México, in order to sell its investment in Afore Profuturo GNP, S.A. de C.V. , on which Provida Internacional owned 14.45% of this company. The amount agreed for this transaction wasUS$61,697,914.40. This transaction was completed on March 2001, once the authorizations from the Mexican authorities were obtained. The result generated in this transaction was used to amortize the goodwill originated in the purchase of the investment in Afore Bancomer, in conformity with the explanation described in the following paragraph:

This transaction is consequence of the purchase of 7.5% in Administradora de Fondos para el Retiro Bancomer S.A. de C.V. de México (Afore Bancomer), which was completed on November 30, 2000, considering that in accordance with Mexican regulations Provida Internacional S.A. can not have participation in more than one Afore.

11. SUBSEQUENT EVENTS

On April, 2002 the Company's management entered with Sociedad Administradora de Fondos de Cesantía de Chile S.A. into a contract requiring the latter to render technological development and management services typical of its line of business, for a total equivalent to ThUS$3,850 United States dollars and with a term of 10 years.

No other relevant facts or circumstances subsequent to the end of this period, which affects in a significant way this financial statement are know.

In May 2001, the Unemployment Insurance Administration Law was passed. After a competitive bid in January 2002, this administration was finally granted to a consortium of all of the AFPs for 10 years, starting operations in August 2002. All AFPs' branches will provide services related to this new benefit through their nationwide network. Provida has a 37.8% participation in the new company and was granted the operational and technical support as well.

* * * * * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Administradora de Fondo de Pensiones Provida S.A.

Date: August 27, 2002

By: ______________________________

Name: Salvador Milán Alcaraz

Title: Chief Financial Officer